Cambria ETF Trust

2321 Rosecrans Avenue

Suite 3225

El Segundo, CA 90245

September 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cambria ETF Trust (File Nos. 333-180879 and 811-22704) Request for Withdrawal of Post-Effective Amendment No. 46

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Cambria ETF Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 46 (“PEA No. 46”) to the Trust’s Registration Statement on Form N-1A, as it applies to the Cambria Robotics and AI Industry ETF (the “Fund”). PEA No. 46 was filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-17-005970) on May 5, 2017, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 46 had been delayed pursuant to subsequent 485BXT filings, filed with the Commission via EDGAR, the most recent of which was filed on January 26, 2018 (Accession No. 0001437749-18-001185) (collectively with PEA No. 46, the “Filings”). PEA No. 46 went effective on February 25, 2018.

The withdrawal of the Filings, as they apply to the Fund, is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust at this time. No securities have been sold in connection with the offering of this Fund.

If you have any questions regarding this filing, please contact John McGuire at (202) 373-6799.

Sincerely,

/s/ Mebane Faber

Mebane Faber

Title: President